                                                               EXHIBIT (A)(1)(H)

                GEAC AND COMSHARE SATISFY ANTITRUST CONDITION TO
                              COMSHARE ACQUISITION

     GEAC'S CASH TENDER OFFER AT $4.60 PER SHARE EXPECTED TO BE CONSUMMATED
                                ON JULY 31, 2003

MARKHAM, ON, SOUTHBOROUGH, MA AND ANN ARBOR, MI - JULY 16, 2003 - Geac Computer Corporation Limited (TSX: GAC) and Comshare, Incorporated (NASDAQ: CSRE), today announced that on July 15, 2003 the Federal Trade Commission granted early termination of the waiting period required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to Geac's proposed acquisition of Comshare. On July 1, 2003 Geac commenced a cash tender offer to purchase all of the outstanding shares of common stock of Comshare. In the tender offer, Comshare shareholders will receive US $4.60 in cash for each share of Comshare common stock tendered. The tender offer is expected to be consummated immediately following the expiration of the offer at midnight on July 30, 2003.

Comshare's Board of Directors has unanimously approved the transaction. On July 1, 2003 Comshare filed with the Securities and Exchange Commission, and on July 3, 2003 mailed to its stockholders, its solicitation/recommendation statement on
Schedule 14D-9 setting forth the conclusion of Comshare's Board of Directors that the tender offer and the merger described in the merger agreement are fair to and in the best interests of Comshare's shareholders, and the recommendation of the Comshare Board of Directors, that Comshare shareholders tender their shares pursuant to the offer. The holders of approximately 15% of Comshare's outstanding common stock, including Dennis Ganster, Comshare's Chief Executive Officer, Codec Systems Limited and Anthony Stafford, have also agreed to support the transaction and to tender their shares to Geac.

"We continue to believe that this transaction represents an excellent opportunity for Comshare's shareholders, customers and partners," stated Comshare Chief Executive Officer Dennis Ganster. "Comshare's product solutions and experience are a perfect match for Geac's vision for business performance management. Geac has the resources to help accelerate the growth of our business and a large customer base which is seeking solutions such as ours."

"We look forward to completing our tender offer for Comshare's outstanding common shares," said Paul Birch, Chief Executive Officer of Geac. "The Comshare acquisition will create significant cross-selling opportunities as well as new revenue streams and new sales channels for Geac, and the merged companies will be able to leverage their combined global presence and Geac's significant installed base. Geac's acquisition of Comshare, like our acquisition of Extensity in March 2003, represents an important step toward building out the business performance solution map that we've previously outlined."

The Geac tender offer is being made pursuant to the previously announced definitive merger agreement between Geac and Comshare dated as of June 22, 2003 and is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the

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expiration date of the offer shares of Comshare common stock representing not less than a majority of Comshare's total outstanding shares, calculated on a fully diluted basis. The merger contemplated by the merger agreement is also subject to approval by Comshare's stockholders (if less than 90% of Comshare's outstanding shares are acquired by Geac in the tender offer) and other customary closing conditions.

ABOUT COMSHARE

Comshare, Incorporated (NASDAQ: CSRE) is a leading provider of software that helps companies implement and execute strategy. Comshare's corporate performance management application encompasses planning, budgeting, forecasting, financial consolidation, management reporting, and analysis. In business for over 35 years, Comshare is one of the top independent software companies, with Fortune 500 and Financial Times Top 1000 customers around the world. Comshare is a Business Objects partner, a Siebel Software Partner, and a Microsoft Gold Certified Partner for Business Intelligence and Software. For more information on Comshare, call 1-800-922-7979, send email to info@comshare.com or visit Comshare's website at www.comshare.com.

ABOUT GEAC

Geac Computer Corporation Limited (TSX: GAC) is a global enterprise software company for business performance management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Further information is available at http://www.geac.com or through e-mail at info@geac.com.

All Geac products and services referred to herein are the registered trademarks or trademarks of Geac Computer Corporation Limited or its subsidiaries. All other brand or product names are registered trademarks or trademarks of their respective holders.

Additional Information

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Comshare. Geac has filed with the Securities and Exchange Commission a tender offer statement on Schedule TO, and Comshare has filed with the Commission a solicitation/recommendation statement on Schedule 14D-9, with respect to the tender offer. Comshare stockholders are advised to read Geac's tender offer statement and Comshare's solicitation/recommendation statement because they contain important information about Geac, Comshare, the tender offer and the merger. Comshare stockholders may obtain free copies of these statements from the Securities and Exchange Commission's website at www.sec.gov, or by contacting Geac Investor Relations at 905-475-0525 x3325 or investor@geac.com or Comshare Investor Relations at 734-994-4800 or bjarzynski@comshare.com.

Safe Harbor Statement

This press release contains forward-looking statements that are based on current expectations, including statements regarding the timing of the consummation of the tender offer and merger. These forward-looking statements entail various risks or uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Important factors that could cause such differences include the possibility that approval of Comshare's stockholders may be required and, if required, may not be obtained or may be delayed, the possibility that other closing conditions in the merger agreement may not be satisfied and other

                                      - 7 -
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risks and uncertainties described under the heading "Risk Factors" in Geac's
Registration Statement on Form F-4, No. 333-103019, filed with the United States Securities and Exchange Commission (copies of which are available through the website maintained by the Commission at www.sec.gov and through the website maintained by the Canadian Depository for Securities Limited at www.sedar.com), and under the heading "Safe Harbor Statement" in Comshare's Quarterly Report on Form 10-Q for the three months ended March 31, 2003, filed with the Commission (copies of which are available at www.sec.gov).

CONTACT INFORMATION:
JAY SHERRY
SVP, MARKETING AND STRATEGIC ALLIANCES
GEAC
508.871.5060
JAY.SHERRY@GEAC.COM

DAN MARTIN
PROGRAM SUPERVISOR
MILLER CONSULTING GROUP
617.262.1800 X233
DAN@MILLERGRP.COM

BRIAN HARTLEN
SENIOR VICE PRESIDENT
COMSHARE
713.996.8010
BHARTLEN@COMSHARE.COM

BRIAN J. JARZYNSKI
CHIEF FINANCIAL OFFICER
COMSHARE
734.994.4800
BJARZYNSKI@COMSHARE.COM


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